UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13-A - 16 OR 15D - 16

OF THE SECURITIES AND EXCHANGE ACT OF 1934

March 10, 2006

Commission File Number: 1-13210

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sanchez Fontecilla 310, 3rd, Floor, Santiago Chile (562) 686 8900

(Address and phone number of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Page
1. Notice of General Shareholders Meeting and Proposal for Final Dividend	2

EXHIBIT 1

Santiago, March 1, 2006

Rol. S.V.S. No. 4272

MATERIAL FACT

Mr. Alejandro Ferreiro Yazigi
Superintendent of Insurance and Securities

Ref: Notice of General Shareholders Meeting and Proposal for Final Dividend

Dear Sir:

In accordance with Article 63 of the Corporations Law No. 18,046 and that stated in Communications No. 614 and No. 660 of said Superintendence of Insurance and Securities, we hereby inform as follows:

General Shareholders Meeting Notice

The Board of AES Gener S.A., during its ordinary meeting No. 502 held on February 27, 2006, agreed to call for a General Shareholders Meeting to be held on April 11, 2006, at 11: 00 hrs., in the auditorium of the Consorcio Nacional de Seguros, located in Av. El Bosque Sur No. 130, at the intersection with Napoleon Street, Las Condes, Santiago.

The matters to be considered are as follows:

General Shareholders' Meeting

1. Approval of Financial Statements and Annual Report for fiscal year ended December 31, 2005, including the External Auditors report.;

2. Net income distribution and dividend allocation and, in particular, a final dividend payment of $0.0063 per share;

3. Appointment of members of the Board;

4. Determination of compensation for the members of the Board Committee, approval of the Committee and its advisors' budget for 2006 and report of the expenses and activities carried out by said Committee during 2005.

5. Appointment of External Auditors for fiscal year 2006;

6. Dividend Policy;

7. Operations Report as per Article 44 of Corporations Law No. 18,046; and

8. Other issues inherent to this type of meeting.

All shareholders who are registered with the Shareholder Registry (Registro de Accionistas) as of April 5, 2006, shall have the right to participate in this Meeting.

The proxy process, if applicable, shall be held the same day of the Meeting, from 10:00 to 11:00 a.m., at the same location of the Meeting. Definite resolution, in such case, shall be adopted during the Meeting.

Final Dividend Proposal

In addition, in compliance with Communication No. 660 of said Superintendence, we hereby inform as relevant information that during the hereinbefore mentioned Board of Directors Meeting, at which the Regular Shareholders Meeting was called, the Board agreed to propose to the shareholders the distribution of a final dividend of US$0.0063 per share, to be charged to net income of the fiscal year ended on December 31, 2005, to be paid as of April 24, 2006, to those shareholders registered with the Shareholder Registry (Registro de Accionistas) as of April 18, 2006.

Cordially,

Luis Felipe Ceron Ceron

Chief Executive Officer

AES Gener S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	March 10, 2006	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer

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